Mail Stop 4561

November 16, 2007

Marc G. Naughton
Senior Vice President and
Chief Financial Officer
Cerner Corporation
2800 Rockcreek Parkway
North Kansas City, MO 64117

> **Re: Cerner Corporation**
> **Form 10-K for the Fiscal Year Ended**
> **December 31, 2006**
> **Filed February 28, 2007**
> **Form 8-K's filed February 1, 2007,**
> **April 19, 2007 and July 24, 2007**
> **File No. 000-15386**

Dear Mr. Naughton:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief